SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                      ------------------------------------
                                 AMENDMENT NO. 1
                                       TO
                                 SCHEDULE 14D-1
               TENDER OFFER STATEMENT PURSUANT TO SECTION 14(d)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                      ------------------------------------
                               SECURED INCOME L.P.
                            (Name of Subject Company)

                        WEST PUTNAM HOUSING INVESTORS LLC
                                    (Bidder)

                      UNITS OF LIMITED PARTNERSHIP INTEREST
                         (Title of Class of Securities)

                                    813901105
                      (CUSIP Number of Class of Securities)
                      ------------------------------------

                                 GINA S. SCOTTI
                          VICE PRESIDENT AND SECRETARY
                        WEST PUTNAM HOUSING INVESTORS LLC
                             599 WEST PUTNAM AVENUE
                               GREENWICH, CT 06830
                                 (203) 869-0900
            (Name, Address and Telephone Number of Person Authorized
           to Receive Notices and Communications on Behalf of Bidder)

                                    COPY TO:
                              PETER G. SMITH, ESQ.
                        KRAMER, LEVIN, NAFTALIS & FRANKEL
                                919 THIRD AVENUE
                            NEW YORK, NEW YORK 10022
                                 (212) 715-9100
                      ------------------------------------
                            CALCULATION OF FILING FEE
--------------------------------------------------------------------------------
     Transaction Valuation*: $2,758,000           Amount of Filing Fee: $551.60
--------------------------------------------------------------------------------

* For purposes of calculating the fee only. This amount assumes the purchase of 394,000 units of limited partnership interest ("Units") of the subject partnership for $7.00 per Unit. The amount of the filing fee, calculated in accordance with Section 14(g)(3) and Rule 0-11(d) under the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the aggregate consideration offered by the bidder.

[X] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

      Amount Previously Paid:  $512.20      Filing Party: West Putnam Housing
                                                           Investors LLC
      Form or Registration No.:  14D-1      Date Filed:  July 24, 1998
--------------------------------------------------------------------------------
                       Exhibit Index is located on page 5

                              14D-1                         PAGE 2 OF  5 PAGES

--------------------------------------------------------------------------------
  1     NAMES OF REPORTING PERSONS

        WEST PUTNAM HOUSING INVESTORS LLC
--------------------------------------------------------------------------------
  2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                     [ ] (a)

                                                                     [ ] (b)
--------------------------------------------------------------------------------
  3     SEC USE ONLY

--------------------------------------------------------------------------------
  4     SOURCES OF FUNDS

           AF

--------------------------------------------------------------------------------
  5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
        TO ITEMS 2(e) OR 2(f)


--------------------------------------------------------------------------------
  6     CITIZENSHIP OR PLACE OF ORGANIZATION

           DELAWARE

--------------------------------------------------------------------------------
  7     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           0
--------------------------------------------------------------------------------
  8     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES CERTAIN
        SHARES
                                                                        [ ]
--------------------------------------------------------------------------------
  9     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)

           0%
--------------------------------------------------------------------------------
  10    TYPE OF REPORTING PERSON

           OO
--------------------------------------------------------------------------------

         West Putnam Housing Investors LLC, a Delaware limited liability company (the "Purchaser") hereby amends its Tender Offer Statement on Schedule 14D-1 dated July 24, 1998 (the "Schedule 14D-1"), relating to the Purchaser's offer to purchase up to 394,000 of the outstanding units of limited partnership interest (the "Units"), of Secured Income L.P., a Delaware limited partnership (the "Partnership").

         The Offer is hereby amended to increase the Purchase Price from $6.50 to $7.00 per Unit, net to the seller in cash, without interest, on the terms and subject to the conditions set forth in the Offer, as supplemented by the Offer to Purchase supplement annexed hereto as Exhibit (a)(6) and incorporated herein by reference (the "Offer Supplement"). Unless otherwise defined herein, capitalized terms used herein shall have the meanings set forth in the Schedule 14D-1.

ITEM 1.SECURITY AND SUBJECT COMPANY; ITEM 3.PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS WITH THE SUBJECT COMPANY; ITEM 10. ADDITIONAL INFORMATION.

      Items 1, 3 and 10(f)  are hereby amended to add the following:

         The information set forth in the Offer Supplement is incorporated herein by reference in its entirety.


ITEM 4.SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

      Item 4 is hereby amended to add the following:

      (a) The information set forth in Section 12 of the Offer to Purchase notwithstanding, the Purchaser expects that approximately $2,758,000 plus fees and expenses will be required to purchase 394,000 Units, if tendered, and to pay related fees and expenses. The Purchaser expects to receive such amount from the Purchaser Affiliates as a capital contribution.

ITEM 11. MATERIAL TO BE FILED AS EXHIBITS.

         (a)(6) Offer to Purchase Supplement, dated August 7, 1998.

                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   August 7, 1998


                                     West Putnam Housing Investors LLC


                                     By:  /s/ Gina S. Scotti
                                          -------------------
                                          NAME:  Gina S. Scotti
                                          TITLE: Vice President and Secretary

                                  EXHIBIT INDEX


EXHIBIT NO.                         DESCRIPTION

         (a)(6) Offer to Purchase Supplement, dated August 7, 1998.